

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

November 30, 2011

Via E-mail
Donald J. Calabria
Chief Executive Officer
Massive Dynamics, Inc.
320 Otero
Newport Beach, CA 92660

> **Re:** **Massive Dynamics, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed November 21, 2011**
> **File No. 333-176836**

Dear Mr. Calabria:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prior Comment 4

1. We restate prior comment 4, as we do not see the revised disclosure. Please disclose on the prospectus cover page that there is no minimum and revise the bold risk language to indicate a purchaser may lose their entire investment.

Selling Stockholders, page 13

2. Revise to clarify whether Mr. Collier is a broker-dealer or an affiliate of a broker-dealer. If a broker-dealer, revise to state that Mr. Collier is an underwriter. If an affiliate of a broker-dealer, revise to state that:

- The seller purchased in the ordinary course of business, and
- At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these representations cannot be made, then indicate Mr. Collier is an underwriter.

As appropriate, please amend your filing and response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

          Sincerely,

          /s/ Michael R. Clampitt

          Michael Clampitt
          Senior Counsel